                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                       Concurrent Computer Corporation
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                                (Name of Issuer)

                      Common Stock, par value $.01 per share
    --------------------------------------------------------------------
                         (Title of Class of Securities)

                                 206710 20 4
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                               (CUSIP Number)

                              Brian Foremny, Esq.
                             CyberGuard Corporation
                          2101 West Cypress Creek Road
                       Fort Lauderdale, Florida 33309
    --------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 7, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- -------------------------------------------                                 ------------------------------------------
                 CUSIP NO. 206710 20 4                                                        Page 2 of 5
- -------------------------------------------                                 ------------------------------------------
              Names of Reporting Person
              SS or ISA Identification Nos. of Above Person
      1
                       CYBERGUARD CORPORATION
- ----------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group*
      2                                                                                                         (a)[ ]
                       N/A                                                                                      (b)[ ]
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              SEC use only
      3
- ----------------------------------------------------------------------------------------------------------------------
              Source of Funds*
      4
                       OO
- ----------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                  [ ]
      5
- ----------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
                       FLORIDA
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                                   Sole voting power
                           7
                                           5,211,700
- -----------------------------------------------------------------------------------------------------------------------
   Number of shares                Shared voting power
     beneficially          8               NONE
      owned by each                ------------------------------------------------------------------------------------
   reporting person        9       Sole dispositive power
         with                              5,211,700
                                   -----------------------------------------------------------------------------------
                                   Shared dispositive power
                          10
                                           NONE
- ----------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
                       5,211,700
- ----------------------------------------------------------------------------------------------------------------------
              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*                                   [ ]
      12
- ----------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
                       11.91%
- ----------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person*
      14
                       CO
- ----------------------------------------------------------------------------------------------------------------------


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of the Common Stock, par value $0.01 per share, (the "Shares") of Concurrent Computer Corporation, a Delaware corporation. The principal executive offices of the Issuer are located at 2101 West Cypress Creek Road, Fort Lauderdale, Florida 33309

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(a) CyberGuard Corporation, a Florida corporation, formerly known as Harris Computer Systems Corporation ("CyberGuard")

         Item 2(b)        2101 West Cypress Creek Road
                          Fort Lauderdale, Florida 33309

         Item 2(c) CyberGuard is a leading manufacturer and marketer of commercial network security products.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 CyberGuard acquired the Shares in connection with a transaction (the "Transaction") pursuant to a Purchase and Sale Agreement dated March 26, 1996, as amended and restated as of May 23, 1996, providing for the sale to the Issuer of the assets of CyberGuard's real-time computer business together with 683,178 shares of newly issued common stock of CyberGuard in exchange for (i) 10,000,000 newly issued shares of common stock, par value $.01 per share, of the Issuer; (ii) convertible exchangeable preferred stock of the Issuer paying a 9% cumulative annual dividend quarterly in arrears with a liquidation preference of $8,200,000 (subject to adjustment under certain circumstances); and (iii) the assumption by the Issuer of certain liabilities of CyberGuard. The preferred stock of the issuer is convertible at the option of CyberGuard into 3,280,000 shares of common stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4(a) CyberGuard does not intend to be a long-term holder of securities of the Issuer and intends to divest itself of securities of the Issuer.

         Item 4(b)        None.

         Item 4(c)        None.

         Item 4(d) CyberGuard and the Issuer are parties to a Share Holding Agreement dated June 27, 1996 pursuant to which CyberGuard has the right to designate, and has so designated, three members of the board of directors of the Issuer.

         Item 4(e)        None.

         Item 4(f)        None.

         Item 4(g)        None.

         Item 4(h)        None.

         Item 4(i)        None.

         Item 4(j)        None.





                               Page 3 of 5 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) and (b)        CyberGuard has sole investment and voting
power with respect to 1,931,700 shares of common stock of the Issuer. CyberGuard has sole investment power with respect to 1,000,000 shares of convertible exchangeable preferred stock of the Issuer, convertible at the option of CyberGuard into 3,280,000 shares of common stock of the Issuer.

         Item 5(c) Of the 10,000,000 shares of common stock of the Issuer held by CyberGuard, CyberGuard has sold shares in open market or negotiated transactions in the amounts and on the dates as follows:


              NUMBER                  DATE                      PRICE PER SHARE
         2,000,000 shares         June  27, 1996                    $1.75
            63,300 shares         August 2, 1996                    $1.125
             5,000 shares         August 6, 1996                    $1.156
         6,000,000 shares         August 7, 1996                    $1.00


         Item 5(d)        None.
         ---------

         Item 5(e)        None.
         ---------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         CyberGuard and the Issuer are parties to a Share Holding Agreement dated June 26, 1996 with respect to the shares of common stock of each held by the other as a result of the Transaction. The Share Holding Agreement contains certain restrictions on transferability of the shares, standstill requirements under certain circumstances, registration rights, voting restrictions and provisions for mutual board representation. The Share Holding Agreement is as an exhibit to this Schedule 13D/A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following items are filed as Exhibits to this Schedule 13D/A:

    EXHIBIT
     NUMBER                     EXHIBIT DESCRIPTION                     METHOD OF FILING
     ------                     -------------------                     ----------------

        1.1      Purchase  and  Sale  Agreement  dated  March  26,      Incorporated  by reference  to  Annex A  of  the
                 1996, as amended and  restated as of May 23, 1996      Definitive  Proxy Statement  on Schedule  14A of
                 between   Concurrent  Computer   Corporation  and      CyberGuard Corporation filed with the Securities
                 Harris Computer Systems Corporation                    and Exchange  Commission on  May 24,  1996 (File
                                                                        No. 0-24544)
        1.2      Form  of Share Holding  Agreement dated  June 26,      Incorporated  by reference  to  Annex F  of  the
                 1996 between Concurrent Computer  Corporation and      Definitive  Proxy Statement  on Schedule  14A of
                 Harris Computer Systems Corporation                    CyberGuard Corporation filed with the Securities
                                                                        and Exchange  Commission on  May 24,  1996 (File
                                                                        No. 0-24544)

        1.3      Form of Certificate  of Designation,  Preferences      Incorporated  by reference  to  Annex G  of  the
                 and  Rights  of  Class  B  Convertible  Preferred      Definitive Proxy Statement on Schedule 14A filed
                 Stock                                                  CyberGuard Corporation with  the Securities  and
                                                                        Exchange Commission on May 24, 1996 (File No. 0-
                                                                        24544)





                               Page 4 of 5 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 1996



                                CyberGuard Corporation
                              -----------------------------------------------
                              Signature


                              by /s/ Robert L. Carberry
                              -----------------------------------------------
                              Robert L. Carberry
                              Chairman, President and Chief Executive Officer





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